Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

November 29, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.: Ms. Alison White

Re:	Post-Effective Amendment No. 88 to the Registration Statement on Form N-1A of Deutsche Ultra-Short Investment Grade Fund (the “Fund”), a series of Deutsche Income Trust (Reg. Nos. 002-91577, 811- 04049) (the “Registrant”)

Dear Ms. White,

This letter is being submitted on behalf of the Registrant in response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) received via a telephone call on November 9, 2016 with regard to the above-captioned Post-Effective Amendment filed with the Commission on September 28, 2016.

The Staff’s comments are restated below followed by the Registrant’s responses.

1.      Comment: Please provide a copy of the final fee and expense table, including waivers prior to filing the 485(b) filing.

Response: The Registrant provided the final fee and expense table via e-mail through its counsel, Vedder Price P.C., on November 16, 2016.

2.      Comment: The fee table includes a line item for 12b-1 fees. The Staff is unable to locate the disclosure required by Item 12(b) of Form N-1A.

Response: Institutional Shares and Investment Class shares of the Fund do not pay any 12b-1 fees and the fee table line item has been marked as “None.” Therefore, the Registrant believes that no further disclosure is required under Item 12(b) of Form N-1A and that the current disclosure is responsive to the requirements of Form N-1A.

3.	Comment: Please ensure that the statement that the Fund is not a money market fund is in bold text.

Response: The Registrant confirms that the statement that the Fund is not a money market fund is in bold text.

4.      Comment: Please add the following disclosure: The fund does not follow the portfolio quality and risk diversification or other risk limiting provisions required of money market funds pursuant to Rule 2a-7.

Response: The Registrant has added the requested disclosure.

5.      Comment: Please add the following disclosure: The Fund does not qualify for the tax relief afforded to money market funds by the U.S. Treasury.

Response: The Registrant has added the requested disclosure.

6.      Comment: Please explain and disclose the respective strategies that the Fund employs that are not consistent with Rule 2a-7. The Staff requests that the Registrant provide this disclosure to the Staff prior to the effective date of the registration statement to allow the Staff an opportunity to review and respond.

Response: The Registrant has added disclosure to the “Principal Investment Strategy” section of the prospectus to address the Staff’s comment and furnished the disclosure to the Staff for further review and response through its counsel, Vedder Price P.C., by e-mail on November 16, 2016.

7.      Comment: The Staff notes the inclusion of “Focus risk.” If the fund intends to focus on a particular industry or section, adjust the disclosure accordingly.

Response: The Registrant has revised the “Focus risk” disclosure in accordance with the Staff’s comment to address the fund’s focus on banks and other financial institutions and industrial issuers.

8.      Comment: Under past performance, please include the disclosure required by item 4(b)(2) of Form N-1A

Response: The Fund discloses that because it commenced operations on October 5, 2015, performance information is not available for a full calendar year. The Registrant believes that the current disclosure is responsive to the requirements of Form N-1A.

9.      Comment: Include the time frame for rescission of a purchase order in the sentence beginning “in the exercise of its sole discretion…” under “Policies About Transactions.”

Response: The Registrant has revised the disclosure to address the Staff’s comment.

10.	Comment: Please disclose that shares received are subject to market risk until sold and may incur taxes and brokerage risk upon sale under “redemptions in kind.”

Response: The Registrant has added the requested disclosure under “Other Rights We Reserve” in the Fund’s prospectus and under “Purchase and Redemption of Shares” in the Fund’s SAI.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-2565.

Sincerely yours,

/s/ Caroline Pearson

Caroline Pearson

Managing Director

cc. John Marten, Esq., Vedder Price P.C.